Delisting Determination,The Nasdaq Stock Market, LLC,
November 10, 2011, First Mariner Bancorp. The Nasdaq Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock of First Mariner Bancorp
(the Company), effective at the opening of the trading session on November 21, 2011. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules 5550(a)(2) and 5550(b)(1).
The Company was notified of the Staffs determination on July 15, 2011 and August 25, 2011.The Company appealed the determination to a Hearing Panel. Upon review of the information provided by the Company, the Panel issued a decision dated August 30, 2011, which delisted the Company's shares from trading and notified the Company that trading in the Companys securities would be suspended on September 1, 2011. The Company did not request a review of the Panels decision by the Nasdaq Listing and Hearing Review Council. The Listing Council did not call the matter for review. The Panels Determination to delist the Company became final on October 14, 2011.